UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

Tantech Holdings Ltd (the “Company”) is filing this Report on Form 6-K to report the final results for the votes for its annual meeting of shareholders for the fiscal year ended December 31, 2024 (the “Annual Meeting”). At the Annual Meeting held on December 30, 2025, a quorum was present and four proposals were submitted to and approved by the shareholders. The proposals were described in detail in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on December 11, 2025. The final results for the votes regarding each proposal are set forth below.

1. Shareholders elected two Class III members of the Board of Directors for a term expiring in 2027, and a Class I member of the Board for a term expiring in 2028, or until their successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withheld	Abstained
Class III: Yefang Zhang	3,711,487	35,056	-
Class III: Weilin Zhang	3,711,487	35,056	-
Class I: Shudong Wang	3,703,342	43,201	-

2. Shareholders ratified the appointment of YCM CPA, Inc. as independent registered public accounting firm for the fiscal year ending December 31, 2025. The votes regarding this proposal were as follows:

For	Against	Abstained
3,712,557	29,169	4,818

3. Shareholders approved the Reclassification and Redesignation proposal. The votes regarding this proposal were as follows:

For	Against	Abstained
3,659,429	86,778	336

4. Shareholders approved the Amended and Restated Memorandum and Articles of Association. The votes regarding this proposal were as follows:

For	Against	Abstained
3,657,146	88,440	957

5. Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
3,651,980	92,491	2,073

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: December 31, 2025	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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